Grupo Casa Saba, S.A.B. de C.V.
Paseo de la Reforma No. 215
Colonia Lomas de Chapultepec
Mexico, D.F. 11000
Tel: +52 55 5284 6669
Fax: +52 55 5284 6633
Email: asadurni@casasaba.com

December 3, 2008

Grupo Casa Saba, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2007
Filed June 30, 2008
File No. 001-12632

Dear Ms. Jenkins:

We refer to the letter dated November 13, 2008 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission") to Grupo Casa Saba, S.A.B. de C.V. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s annual report on Form 20-F for the Year Ended December 31, 2007 filed with the SEC on June 30, 2008 (Commission file No. 001-12632)(the “2007 Form 20-F”).

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comment is set forth in italics, followed by the Company’s response to such comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the 2007 Form 20-F.

Responses to Comments

Staff Comment:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies, F-12

J - Labor Obligations, F-15

We note your disclosure here and on pages 38 and 52 that you use independent actuaries to determine your labor obligations. Given your references to the use of such valuation experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents.  As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Response:

With regard our disclosure on pages 38 and 52 of the 2007 Form 20-F, as well as in Note 3(j) to the Consolidated Financial Statements, we take note of the Staff’s comment and would propose to delete all references to the use of outside valuation firms in future Exchange Act filings, starting with the annual report that will be filed in 2009 with respect to the year ended December 31, 2008 as well as in any other future filing required under the Exchange Act.

In connection with this response, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (“the Commission”);
  Commission staff comments or changes to disclosure in response to Commision staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
  The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of further assistance, please do not hesitate to call Sandra Yatsko, on 011 52 55 5284 6698 or the undersigned, on 011 52 55 5284 6669.

Yours sincerely,

By: /s/ Pedro Alejandro Sadurni Gómez
Name:  Pedro Alejandro Sadurni Gómez
Title: Chief Financial Officer

cc:

Ethan Horowitz
Staff Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission

Raj Rajan
Staff Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission

David Mercado
Cravath, Swaine & Moore LLP

Ramiro Ramon
Salles Sainz Grant Thornton